UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 14F-1
________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

HEPALIFE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its corporate charter)

000-29819
(Commission File No.)

Florida	58-2349413
(State of Incorporation)	(IRS Employer Identification No.)

850 Third Avenue
Suite 1801
New York, New York 10022
(Address of principal executive offices)

(646) 218-1400
(Registrants telephone number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

HEPALIFE TECHNOLOGIES, INC.
850 Third Avenue, Suite 1801
New York, New York 10022

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed by HepaLife Technologies, Inc., a Florida corporation (“HepaLife”), on or about May 25, 2010 to the holders of record at the close of business on May 17, 2010 (the “Record Date”) of HepaLife’s common stock, par value $0.001 per share (the “HepaLife Common Stock”), in connection with the change of control and composition of the Board of Directors of HepaLife (the “Board of Directors”) as contemplated by an agreement and plan of merger, dated May 11, 2010 (the “Merger Agreement”), by and among HepaLife, HT Acquisition Corp., a newly formed, wholly-owned Delaware subsidiary of HepaLife (the “Merger Sub”), and AquaMed Technologies, Inc., a privately held Delaware corporation (“AquaMed”). The transactions contemplated by the Merger Agreement were consummated on May 11, 2010 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of HepaLife’s shareholders.

A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 2.1 to a Current Report on Form 8-K that was filed by HepaLife with the SEC on May 17, 2010.

On the Record Date, 199,694,158 shares of HepaLife Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

HEPALIFE IS  NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY HEPALIFE’S
SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

MERGER AGREEMENT

As contemplated by the Merger Agreement, on the Closing Date, the Merger Sub merged with and into AquaMed, with AquaMed continuing as the surviving corporation and becoming a wholly-owned subsidiary of HepaLife (the “Merger”).  The filing and acceptance of the certificate of merger with the Secretary of State of the State of Delaware is referred to herein as the “Effective Time” of the Merger.

Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, each issued and outstanding share of AquaMed common stock, par value $0.001 per share (the “AquaMed Common Stock”), was cancelled and converted into the right to receive 25 shares of HepaLife Common Stock (the “Common Merger Consideration”); each issued and outstanding share of AquaMed Series A Preferred Stock, par value $0.001 per share (the “AquaMed Series A Preferred Stock”), was cancelled and converted into the right to receive 100 shares of HepaLife Common Stock (the “Series A Merger Consideration”); and each issued and outstanding share of AquaMed Series B Preferred Stock, par value $0.001 per share (the “AquaMed Series B Preferred Stock”), was cancelled and converted into the right to receive 399.99994 shares of HepaLife Common Stock (the “Series B Merger Consideration,” and together with the Common Merger Consideration and the Series A Merger Consideration, collectively, the “Merger Consideration”).  In the aggregate, the Merger Consideration consisted of 84,800,000 shares of HepaLife Common Stock.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Prior to the Effective Time, the Board of Directors appointed Richard Rosenblum and David Stefansky to the Board of Directors effective upon the consummation of the Merger and following the resignations of Jatinder S. Bhogal and Javier Jimenez. Subsequent to this appointment, the Board of Directors and Mr. Rosenblum determined that Mr. Rosenblum would not accept this appointment to the Board of Directors until HepaLife satisfied the notice requirements to HepaLife’s shareholders pursuant to Rule 14f-1 under the Exchange Act. Until such time, Mr. Rosenblum shall be invited to participate at all meetings of the Board of Directors as an observer.

On May 7, 2010, holders of a majority of the voting shares of HepaLife acted by written consent in lieu of a special meeting of shareholders to adopt an amendment to HepaLife’s Articles of Incorporation (the “Articles of Amendment”), to among other things, provide for the classification of the Board of Directors and to provide for staggered terms of service for each class of directors. Upon the effectiveness of the Articles of Amendment, the Board of Directors designated Joseph Sierchio as a Class I director, to serve in such capacity until the 2010 annual meeting of shareholders, Richard Rosenblum as a Class II director, to serve in such capacity until the 2011 annual meeting of shareholders, and David Stefansky as a Class III director, to serve in such capacity until the 2012 annual meeting of shareholders. Directors elected to succeed those listed above will hold office for three-year terms until the election and qualification of their successors. The Articles of Amendment will become effective upon filing with the Secretary of State of the State of Florida.  The filing of the Articles of Amendment is not expected to occur until at least 20 days following the mailing of HepaLife’s Information Statement on Schedule 14C (the “14C Information Statement”) to its shareholders of record as of May 7, 2010, which was mailed to shareholders on May 20, 2010.

VOTING SECURITIES

As of the date hereof, HepaLife has 300,000,000 authorized shares of HepaLife Common Stock, and 1,000,000 shares of preferred stock, par value $0.10 per share, of which 199,694,158 shares of HepaLife Common Stock are issued and outstanding and no shares of preferred stock are issued and outstanding. Each share of HepaLife Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date hereof, the beneficial ownership of HepaLife Common Stock by each director and executive officer of HepaLife and each person known by HepaLife to beneficially own more than 5% of HepaLife Common Stock outstanding as of such date and the executive officers and directors of HepaLife as a group.

The percentages of HepaLife Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Except as indicated in the footnotes to this table, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares of HepaLife Common Stock beneficially owned.

Person or Group	Number of Shares of HepaLife Common Stock	Percent
David Stefansky(1)	35,794,498	17.9%
850 Third Avenue, Suite 1801
New York, NY 10022

Richard Rosenblum(1)	35,794,498	17.9%
850 Third Avenue, Suite 1801
New York, NY 10022

Steven Berger	0	0
850 Third Avenue, Suite 1801
New York, NY 10022

Joseph Sierchio(2)	110,000	<1%
850 Third Avenue, Suite 1801
New York, NY 10022

1420525 Alberta Ltd.(3)	34,261,174	17.2%
216-1628 West First Avenue
Vancouver, B.C.
V6J 1G1 Canada

Harborview Master Fund, L.P.	27,981,999	14.0%
850 Third Avenue, Suite 1801
New York, NY 10022

Directors and Executive Officers	35,904,498	18.0%
as a group (4 persons)

(1)
Represents shares of HepaLife Common Stock owned directly by Harborview Master Fund, L.P. and Harborview Value Master Fund, L.P. Harborview Advisors, LLC is the general partner of Harborview Master Fund, L.P. and Harborview Value Master Fund, L.P. and has sole voting and dispositive power over the securities. Richard Rosenblum and David Stefansky are the managing members of Harborview Advisors, LLC and disclaim beneficial ownership of the reported securities, except to the extent of any pecuniary interest in the securities.

(2)	This amount includes 10,000 shares of HepaLife Common Stock issuable upon exercise of vested options.

(3)
This amount includes 31,057,980 shares of HepaLife Common Stock held by 1420525 Alberta Ltd., a private Alberta company wholly-owned by Mr. Harmel Rayat, and 3,203,194 shares of HepaLife Common Stock held by Tajinder Chohan, Mr. Rayat’s wife. In his capacity as the sole stockholder of 1420525 Alberta Ltd. and its President, Mr. Rayat may be deemed to have beneficial ownership of the shares of HepaLife Common Stock owned by 1420525 Alberta Ltd.

DIRECTORS AND EXECUTIVE OFFICERS

The following persons became HepaLife’s executive officers and directors on May 11, 2010, upon consummation of the Merger, and hold the positions set forth opposite their respective names.

Name	Age	Position
David Stefansky	39	Chairman and Director
Richard Rosenblum	51	President
Steven Berger	49	Chief Financial Officer, Treasurer and Secretary
Joseph Sierchio	60	Director

Biographies

David Stefansky  David Stefansky has been a principal of Harborview Advisors, LLC, the investment manager for Harborview Master Fund, L.P. and Harborview Value Master Fund, L.P., since 2004. Mr. Stefansky previously was a managing director of investment banking for vFinance, Inc., a middle market investment banking and brokerage organization.  From September 2006 to March 2009, Mr. Stefansky was a director of Boxwoods, Inc. From September 2006 to May 2007, Mr. Stefansky was a director of Mill Basin Technologies, Ltd. From November 2006 to January 2008, Mr. Stefansky was a director of Marine Park Holdings, Inc. From August 2009 to September 2009, Mr. Stefansky was a director of HG Partners, Inc.

Richard Rosenblum  Richard Rosenblum has been a principal of Harborview Advisors, LLC, the investment manager for Harborview Master Fund, L.P. and Harborview Value Master Fund, L.P., since 2004. Mr. Rosenblum was previously a managing director of investment banking for vFinance, Inc., a middle market investment banking and brokerage organization. Mr. Rosenblum graduated from the State University of New York at Buffalo in 1981, summa cum laude, with a degree in finance and accounting. From September 2006 to April 2010, Mr. Rosenblum was a director of Boxwoods, Inc., which changed its name to Duke Mining Company, Inc. in March 2009. From September 2006 to May 2007, Mr. Rosenblum was a director of Mill Basin Technologies, Ltd. From November 2006 to January 2008, Mr. Rosenblum was a director of Marine Park Holdings, Inc. From August 2009 to September 2009, Mr. Rosenblum was a director of HG Partners, Inc.

Steven C. Berger  Steven Berger has been the Chief Financial Officer and Chief Operating Officer of Harborview Advisors, LLC, the investment manager for Harborview Master Fund, L.P. and Harborview Value Master Fund, L.P., since 2007. His past executive finance positions include serving as Chief Financial Officer of Global/CHC Worldwide LLC, a chemical coatings company. Other executive experience includes his tenure as President of Morgan Harris & Co. where he was involved in equity trading. From 2000 to 2003, Mr. Berger was Chief Financial Officer of Virtual BackOffice Inc., a company engaged in the provision of virtual secretarial services. From 1983 to 1999, Mr. Berger was the Treasurer, Controller and Chief Compliance Officer with LaBranche & Co., the parent corporation of LaBranche & Co. LLC, one of the oldest and largest specialists in equity securities listed on the New York Stock Exchange and the American Stock Exchange. Mr. Berger holds a Bachelor of Science degree in business administration with a concentration in finance from Boston University.

Joseph Sierchio  Joseph Sierchio has practiced corporate and securities law in New York City since 1975, representing and offering counsel to domestic and foreign corporations, investors, entrepreneurs, and public and private companies in the United States, Canada, United Kingdom, Germany, Italy, Switzerland, Australia, and Hong Kong. Mr. Sierchio is admitted in all New York state courts and federal courts in the Eastern, Northern, and Southern Districts of the State of New York as well as the federal Court of Appeals for the Second Circuit. Mr. Sierchio earned his Doctor of Law degree at Cornell University Law School in 1974, and a Bachelor of Arts degree, with Highest Distinction in Economics, from Rutgers College at Rutgers University, in 1971. Mr. Sierchio is also a member of Sierchio & Company, LLP.  Mr. Sierchio currently serves on the Board of Directors for New Energy Technologies, Inc.  He has held this position since September 2008.

The Board of Directors regard all of the individuals who were appointed to the Board of Directors in connection with the Merger as competent professionals with many years of experience in the business community.  The Board of Directors believe that the overall experience and knowledge of the members of Board of Directors will contribute to the overall success of HepaLife’s business.

TRANSACTIONS WITH RELATED PERSONS

Related Transactions

Employment Agreement: On September 30, 2009, HepaLife and Mr. Frank Menzler, who at the time was its Chief Executive Officer and President, entered into a restated employment agreement providing for the payment to Mr. Menzler of a signing bonus of $35,000, which was recorded as salary expense, a severance payment of up to six-months salary and benefits, cancelation of all stock option grants, and the resignation of Mr. Menzler as a director and Chairman of the Board of Directors.

On October 13, 2009, Mr. Menzler resigned from his position as Chief Executive Officer and President.  Pursuant to the terms of the restated employment agreement, Mr. Menzler was appointed Special Technical Advisor and continued as an employee.  On March 16, 2010, HepaLife gave written notice to Mr. Menzler of its election to terminate the September 30, 2009 restated employment agreement effective March 31, 2010.

On October 13, 2009, HepaLife entered into an Interim Executive Services Agreement with Mr. Amit Dang in which Mr. Dang was appointed as its Interim Chief Executive Officer, President and Secretary. Mr. Dang received a fee of $7,000 per month during the term of this agreement.  This agreement was terminated upon Mr. Dang’s resignation from HepaLife on the Closing Date after the Effective Time.

Mr. Dang was also granted an option to purchase, subject to vesting restrictions, up to 100,000 shares of HepaLife Common Stock, at a price of $0.32 per share (the closing price of HepaLife Common Stock as reported on the Over the Counter Bulletin Board on October 13, 2009). The options vested upon the discretion of the Board of Directors prior to the Merger on May 7, 2010.  On May 4, 2010, the Board of Directors adopted a resolution to amend the stock option agreement for Mr. Dang to change the period for exercising the option after termination from 90 days to 12 months.

Executive Management: For the year ended December 31, 2009 and for the portion of 2010 up to his resignation, HepaLife incurred $21,000 and $56,000 in fees paid to Mr. Dang, its Interim Chief Executive Officer, President and Secretary. In addition, HepaLife recorded $2,708 and $20,291.67 as stock compensation expense for the award to Mr. Dang for the year ended December 31, 2009 and for the portion of 2010 up to his resignation, respectively.

Director Fees: For the year ended December 31, 2009 and for the portion of 2010 up to the filing of this Information Statement, HepaLife incurred $41,667 and $58,000, respectively, in fees for its non-employee members of the Board of Directors.  In addition, during June and September 2008, HepaLife granted stock options to purchase 50,000 shares of HepaLife Common Stock each for a total of 200,000 shares of HepaLife Common Stock to non-employee members of the Board of Directors. For the year ended December 31, 2009 and for the portion of 2010 up to the filing of this Information Statement, HepaLife recorded $19,285 and $3,654, respectively, as stock compensation expense relating to these stock grants.

On October 7, 2009, the Board of Directors approved a change of control Severance Plan (the “Severance Plan”) that affects the Board of Directors.  Pursuant to the Severance Plan, if a director resigns or is removed following a change in control, the director will be entitled to receive a cash severance payment equal to $1,200 per month served as a director, up to a maximum amount of $24,000. Prior to the Effective Time, Mr. Jimenez and Mr. Bhogal each received $24,000 pursuant to the Severance Plan. Prior to the Effective Time, Mr. Sierchio waived any and all compensation that may be owed to him in connection with a change of control.

Legal Fees: Legal fees expensed for the year ended December 31, 2009 and for the portion of 2010 up to the filing of this Information Statement that were paid or are due to Mr. Sierchio, who also serves as a member of the Board of Directors totaled $204,193 and $104,777.50, respectively.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

HepaLife does not currently have any standing committees of the Board of Directors and, accordingly, there are no formal committee charters.  The full Board of Directors is responsible for performing the functions of the:  (i) Audit Committee, (ii) Compensation Committee and (iii) Nominating Committee. During the year ending December 31, 2009, the Board of Directors held 8 meetings, and each director attended at least 75% of these meetings.  Two members of the Board of Directors attended HepaLife’s most recent annual meeting.

We expect our Board of Directors, in the future, to appoint an Audit Committee, Nominating Committee, Compensation Committee and any other appropriate committees, and to adopt charters relative to each such committee. Although not required, we intend to appoint such persons to committees in order to meet the corporate governance requirements imposed by the national securities exchanges. In order to meet this goal, we intend to add independent directors.

Audit Committee

The Board of Directors does not currently have a standing Audit Committee.  The full Board of Directors performs the principal functions of the Audit Committee.  The full Board of Directors monitors HepaLife’s financial reporting process and internal control system and reviews and appraises the audit efforts of HepaLife’s independent registered public accounting firm.

Compensation Committee

The Board of Directors does not currently have a standing Compensation Committee due to the relatively small size of the Board of Directors.  The full Board of Directors establishes overall compensation policies for HepaLife and reviews recommendations submitted by its management.  The Board of Directors has not retained the services of any compensation consultants.

Nominating Committee

The Board of Directors does not currently have a standing Nominating Committee. The full Board of Directors participates in the process of nominating directors to serve on the Board of Directors. Due to the relatively small size of the Board of Directors, HepaLife has not established a separate Nominating Committee.  HepaLife does not have a formal policy with regard to the consideration of any director candidates recommended by shareholders, but considers any such recommendations.  Shareholders should follow the instructions under “Communications With The Board Of Directors” to submit any such recommendations.  HepaLife considers a candidate’s depth of experience, availability and potential contributions to the diversity of the Board of Directors when evaluating nominees for director.

Board Leadership Structure and Role in Risk Oversight

The full Board of Directors is responsible for, and involved with, risk oversight of HepaLife. As its operations expand, HepaLife anticipates that the primary responsibility for day-to-day risk oversight may be designated to a committee of the Board of Directors, which would report to the full Board of Directors.

Director Independence

As of the date of this Information Statement, because none of HepaLife’s securities are listed on a national securities exchange, HepaLife is not required to have any independent directors and currently does not have any  independent directors.  Prior to his resignation from the Board of Directors, Mr. Jimenez was an “independent director” under the standards of independence set forth in Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

Communications With The Board Of Directors

HepaLife has no formal procedures to follow for shareholders to communicate with the Board of Directors. Should you wish to submit a written communication to the Board of Directors or an individual director, you may mail or deliver such communication to: HepaLife Technologies, Inc., Board of Directors, 850 Third Avenue, Suite 1801, New York, New York 10022, Attention: David Stefansky, Chairman.  All appropriate communications received from shareholders will be forwarded to the Board of Directors or any committee thereof, if any, as appropriate.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2009, Mr. Menzler, our former Chief Executive Officer, President and Chairman of the Board of Directors, participated in deliberations of the Board of Directors concerning executive officer compensation until his resignation from the Board of Directors on September 30, 2009.  None of our executive officers served as a director or member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on our Board of Directors.

LEGAL PROCEEDINGS

HepaLife is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of HepaLife, or any affiliate of any such director, officer, affiliate of HepaLife, or security holder, is a party adverse to HepaLife or has a material interest adverse to HepaLife.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires HepaLife’s directors and executive officers and persons who beneficially own more than 10% of a registered class of HepaLife’s equity securities to file reports of ownership and reports of changes in ownership with the SEC. These persons are required by regulations of the SEC to furnish HepaLife with copies of all Section 16(a) forms they file.

Based solely on HepaLife’s review of the copies of these forms received by HepaLife, HepaLife believes that, with respect to fiscal year 2009, its officers with the exception of Amit S. Dang who was delinquent in filing his Form 3, directors, with the exception of director Joseph Sierchio who was delinquent in filing one Form 4 to report one transaction, and 10% shareholders were in compliance with all applicable filing requirements.

EXECUTIVE COMPENSATION

The responsibility for establishing, administering and interpreting HepaLife’s policies governing the compensation and benefits for its executive officers lies with the Board of Directors. In this connection the Board of Directors has not retained the services of any compensation consultants.

The goals of HepaLife’s executive compensation program are to attract, motivate and retain individuals with the skills and qualities necessary to support and develop its business within the framework of its small size and available resources. In 2009, HepaLife designed its executive compensation program to achieve the following objectives:

•	attract and retain executives experienced in developing and delivering products;

•	motivate and reward executives whose experience and skills are critical to HepaLife’s success;

•	reward performance; and

•	align the interests of HepaLife’s executive officers and shareholders by motivating executive officers to increase shareholder value.

The following table and descriptive materials set forth information concerning compensation earned for services rendered to HepaLife by all individuals serving as HepaLife’s principal executive officers during the fiscal year ended December 31, 2009 (the “Named Executive Officers”).  Except for the Named Executive Officers, no executive officer of HepaLife received annual remuneration in excess of $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards	Other (3)	Total

Amit Dang (1)	2009	$21,000	$0	$23,000	$0	$44,000
Former President, CEO, CFO, and Secretary	2008	$0	$0	$0	$0	$0

Frank Menzler (2)	2009	$225,000	$35,000	$205,000	$975	$465,975
Former President, CEO, Chairman, and Director	2008	$225,000	$0	$0	$450	$225,450

(1)
On October 13, 2009, HepaLife entered into an Interim Executive Services Agreement with Amit Dang, pursuant to which Mr. Dang was appointed as its Interim Chief Executive Officer, President and Secretary. Mr. Dang received a fee of $7,000 per month during the term of this agreement. This agreement was terminated upon Mr. Dang’s resignation from HepaLife on the Closing Date after the Effective Time. Mr. Dang was also granted an option to purchase, subject to vesting restrictions, up to 100,000 shares of HepaLife Common Stock, at a price of $0.32 per share (the closing price of HepaLife Common Stock as reported on the Over the Counter Bulletin Board on October 13, 2009). The options vested upon the resolution of the Board of Directors prior to the Merger on May 7, 2010. On May 4, 2010, the Board of Directors adopted a resolution to amend the stock option agreement for Mr. Dang to change the period for exercising the option after termination from 90 days to 12 months.

(2)
On September 30, 2009, HepaLife and Frank Menzler, who at the time was its Chief Executive Officer and President, entered into a restated employment agreement providing for the payment to Mr. Menzler of a signing bonus of $35,000, which was recorded as salary expense, a severance payment of up to six-months salary and benefits, cancelation of all stock option grants, and the resignation of Mr. Menzler as a director and Chairman of the Board of Directors. On October 13, 2009, Mr. Menzler resigned from his position as Chief Executive Officer and President. Pursuant to the terms of the restated employment agreement, Mr. Menzler was appointed Special Technical Advisor and continued as an employee. On March 16, 2010, HepaLife gave written notice to Mr. Menzler of its election to terminate the September 30, 2009 restated employment agreement effective March 31, 2010.

(3)	Represents life insurance premiums for the benefit of Mr. Menzler.

Messrs. Stefansky, Rosenblum and Berger were appointed to their positions with HepaLife on May 11, 2010 and, accordingly, did not receive any compensation for the fiscal year ended December 31, 2009.

Change of Control Agreements

There are no understandings or agreements known by HepaLife at this time which would result in a change in control.

On October 7, 2009, the Board of Directors approved the Severance Plan.  Pursuant to the Severance Plan, if a director resigns or is removed following a change in control, the director will be entitled to receive a cash severance payment equal to $1,200 per month served as a director, up to a maximum amount of $24,000. Prior to the Effective Time, Mr. Jimenez and Mr. Bhogal each received $24,000 pursuant to the Severance Plan. Prior to the Effective Time, Mr. Sierchio waived any and all compensation that may be owed to him in connection with a change of control.

Other than the Severance Plan, HepaLife does not have any change-of-control or severance agreements with any of its executive officers or directors. Except as disclosed above with respect to Mr. Dang’s options, in the event of the termination of employment of the Named Executive Officers any and all unexercised stock options shall expire and no longer be exercisable after a specified time following the date of the termination.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding equity awards that have been previously awarded to each of the Named Executive Officers and which remained outstanding as of December 31, 2009.

Name	Number of Securities Underlying Options (Exercisable)	Number of Securities Underlying Options (Unexercisable)	Equity Incentive Awards: Number of Securities Underlying Unexercised Unearned Options	% of Total Options Granted to Employees in 2009	Exercise Price ($/sh)	Expiration Date
Amit Dang (1)	0	0	100,000	100%	$0.32	10/13/2014

(1)
Mr. Dang was granted an option to purchase, subject to vesting restrictions, up to 100,000 shares of HepaLife Common Stock, at a price of $0.32 per share (the closing price of HepaLife Common Stock as reported on the Over the Counter Bulletin Board on October 13, 2009). On May 4, 2010, the Board of Directors adopted a resolution to amend the stock option agreement for Mr. Dang to change the period for exercising the option after termination from 90 days to 12 months. The options vested upon the discretion of the Board of Directors prior to the Merger on May 7, 2010.

 Except for Mr. Dang, none of HepaLife’s Named Executive Officers were awarded any equity awards which remained outstanding as of December 31, 2009.

Compensation of Directors

HepaLife does not pay director compensation to directors who are also its employees. The Board of Directors determines the non-employee directors’ compensation for serving on the Board of Directors and its committees, if any. In establishing director compensation, the Board of Directors is guided by the following goals:

•	Compensation should consist of a combination of cash and equity awards that are designed to fairly pay the directors for work required for a company of HepaLife’s size and scope;
•	Compensation should align the directors’ interests with the long-term interests of shareholders; and

•	Compensation should assist with attracting and retaining qualified directors.

During the fiscal year ended December 31, 2009, non-employee directors received $2,500 per quarter for their services as directors plus $500 for each meeting of the Board of Directors attended in excess of five per year.  Directors are entitled to participate in HepaLife’s 2001 Incentive Stock Option Plan.  HepaLife also reimburses its directors for any actual expenses incurred to attend meetings of the Board of Directors.

The table below outlines director compensation for the fiscal year ended December 31, 2009.

Name	Fees earned or paid in cash (1)	Stock awards Aggregate Grant Date Fair Value	Option awards Aggregate Grant Date Fair Value	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation (3)	Total
Javier Jimenez (5)	$11,000	$0	$0	$0	$0	$7,081	$18,081	(4)
Jatinder Bhogal (6)	$11,000	$0	$0	$0	$0	$3,315	$14,315	(4)
Roland Schomer (2)	$8,667	$0	$0	$0	$0	$5,574	$14,241
Joseph Sierchio	$11,000	$0	$0	$0	$0	$3,315	$14,315

(1)	The amounts in this column represent the monthly cash meeting fee earned by or paid to HepaLife’s directors for service during the fiscal year ended December 31, 2009.
(2)	Mr. Schomer resigned as a director effective October 6, 2009.
(3)	Other compensation represents stock-based compensation expense HepaLife recognized during 2009 relating to the 50,000 stock options each director is granted when appointed to the Board of Directors.
(4)	Prior to the Effective Time, Mr. Jimenez and Mr. Bhogal each also received $24,000 pursuant to the Severance Plan.
(5)	Mr. Jimenez resigned as a director effective May 11, 2010.
(6)	Mr. Bhogal resigned as a director effective May 11, 2010.

Mr. Stefansky was appointed to the Board of Directors on May 11, 2010 and, accordingly, Mr. Stefansky did not receive any director compensation for the fiscal year ended December 31, 2009.

Each non-employee director received an initial stock option entitling him to purchase up to 50,000 shares of HepaLife Common Stock at a price per share equal to the closing price of the HepaLife Common Stock, as reported on the Over the Counter Bulletin Board on the date of the option grant.  The options vest at the rate of 20% per annum in arrears. In addition each non-employee director received a quarterly cash payment, in arrears, of $2,500. Each director of HepaLife is entitled to reimbursement of out of pocket expenses incurred in connection with his services as a director.

HepaLife has no other arrangements pursuant to which any of its directors were compensated during the years ended December 31, 2009 and 2008 for services as a director.

NO MEETING OF SHAREHOLDERS REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. No vote or other action is being requested of HepaLife’s shareholders.

ADDITIONAL INFORMATION

HepaLife is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-K and 10-Q (the “1934 Act Filings”) with the SEC. The 1934 Act Filings and other reports filed by HepaLife can be inspected and copied at the public reference facilities maintained at the SEC at Room 1024, 100 F Street, N.E., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval System.

CONCLUSION

As a matter of regulatory compliance, HepaLife is sending you this Information Statement which describes the purpose and effect of the above actions. Your consent to the above action is not required and is not being solicited in connection with this action. This Information Statement is intended to provide HepaLife’s shareholders information required by the rules and regulations of the Exchange Act.

HEPALIFE IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND HEPALIFE A PROXY. THE ATTACHED MATERIAL IS FOR INFORMATIONAL PURPOSES ONLY.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, HepaLife Technologies, Inc. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 21, 2010	HEPALIFE TECHNOLOGIES, INC.

	By:	/s/ Steven C. Berger
	Name:	Steven C. Berger
	Title:	Chief Financial Officer